UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 29, 2007

TOM Online Inc. ———————————————————————————————————
(Translation of registrant’s name into English)

8th Floor, Tower W3, Oriental Plaza No. 1 Dong Changan Avenue Dong Cheng District Beijing 100738 PRC
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

                          FORWARD-LOOKING STATEMENTS

The Announcement of TOM Online Inc. (the “Company”), constituting Exhibit 1 to this Form 6-K, contains statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the United States Securities
Act of 1933, as amended, and Section 21E of the United States Securities
Exchange Act of 1934, as amended.  These statements are based on the current expectations of the management of the Company and are naturally subject to uncertainty and changes in circumstances.  Forward-looking statements include, without limitation, statements typically containing words such as “intends”,
“expects”, “anticipates”, “targets”, “estimates”, “envisages” and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.  There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements.  These factors include, but are not limited to, changes in the relationships of the Company with telecommunication operators in the Peoples Republic of China (“PRC”) and elsewhere, the effect of competition on the demand for the price of the
Company’s services, changes in customer demand and usage preference for the
Company’s products and services, changes in the regulatory policies by relevant government authorities, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in the PRC, India and other countries where the Company conducts business operations, including, without limitation, the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into the
PRC’s telecommunications market.  Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.  For further discussion of factors that could cause actual results to differ from expectations, you should read the Company’s filings and submissions to the SEC, including the Company’s most recent Annual Report on
Form 20-F (File No. 000-50631) and materials furnished to the United States
Securities and Exchange Commission under Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOM Online Inc.

Date: March 29, 2007	By:	Peter Schloss
	Name:	Peter Schloss
	Title:	Chief Legal Officer

EXHIBIT INDEX

Exhibit No.	Description

1	Announcement of Appointment of Independent Financial Advisor